UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2014

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SAP SE

FORM 6-K

On September 18, 2014, SAP SE (SAP), and Concur Technologies, Inc., a Delaware corporation (Concur), issued a joint press release (the Press Release) announcing the entry into a definitive Agreement and Plan of Merger dated as of September 18, 2014 among Concur, SAP America, Inc. (SAP America), a wholly owned subsidiary of SAP, and Congress Acquisition Corp. (Merger Sub), a wholly owned subsidiary of SAP America, pursuant to which Merger Sub will merge into Concur and holders of Concur’s common stock will receive $129 per share in cash in exchange for their shares. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to SAP or Concur are intended to identify such forward-looking statements. This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Concur, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Concur employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Concur to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP’s and Concur’s SEC filings, including those discussed in SAP’s Annual Report on Form 20-F for the year ended December 31, 2013 and Concur’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. SAP is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Joint press release issued by SAP and Concur dated September 18, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE (Registrant)

By:	/s/ Luka Mucic
Name: Luka Mucic
Title: Member of the Executive Board and CFO

By:	/s/ Michael Ploetner
Name: Michael Ploetner
Title: Authorized Signatory (Prokurist)

Date: September 18, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint press release issued by SAP and Concur dated September 18, 2014